Exhibit 7.02

Execution Version

The Board of Directors

iSoftStone Holdings Limited

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193

People’s Republic of China

June 6, 2013

Dear Sirs:

Mr. Tianwen Liu (“Mr. Liu”), chairman of the board of directors and CEO of the Company, and ChinaAMC Capital Management Limited (“ChinaAMC”, together with Mr. Liu, the “Buyer Parties”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing ten Shares) of iSoftStone Holdings Limited (the “Company”), in both cases, that are not beneficially owned by Mr. Liu, his affiliates or certain shareholders that may choose to roll over their Shares (the “Acquisition”).

We believe that our proposal of US$0.585 in cash per Share, or US$5.85 in cash per ADS, will provide an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20.9% to the Company’s closing price on June 5, 2013 and a premium of approximately 32.7% to the average closing price for the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. The Buyer Parties have entered into an agreement dated June 6, 2013 (the “Consortium Agreement”), pursuant to which the Buyer Parties will form an acquisition vehicle for the purpose of pursuing the Acquisition (“Acquisition Vehicle”), and the Buyer Parties will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2. Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs acquired in the Acquisition at a price of US$0.585 per Share and US$5.85 per ADS, as the case may be, in cash.

3. Financing. We intend to finance the Acquisition with a combination of debt and equity capital. We are confident that we will secure adequate financing to consummate the Acquisition.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Company’s Board of Directors will, through a committee of independent directors, evaluate the proposed Acquisition before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that Mr. Liu, his affiliates and certain shareholders who may choose to roll over their Shares do not already own, and that Mr. Liu and his affiliates do not intend to sell their stake in the Company to a third party.

8. Advisors. The Buyer Parties have retained Cleary Gottlieb Steen & Hamilton LLP as U.S. legal counsel in connection with the Acquisition.

9. About ChinaAMC. ChinaAMC Capital Management Limited is an alternative investment platform and an affiliate of China Asset Management (Hong Kong) Limited. China Asset Management (Hong Kong) Limited is a wholly-owned subsidiary of China Asset Management Co., Ltd. and strategically develops the international investment business, offering a range of both traditional and alternative investment products. China Asset Management Co., Ltd. is one of the leading asset management firms in China, with total assets under management and advisory amounted to US$56.71 billion as of March 31, 2013. China Asset Management Co., Ltd. has a highly skilled and experienced team of more than 150 investment and research professionals focusing on China and acts as investment manager for various clients and funds, including mutual funds, National Social Securities Fund, corporate annuities, QDII (Qualified Domestic Institutional Investor) funds and Exchange Traded Funds in China.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us at any time. We look forward to speaking with you.

Sincerely,

Mr. Tianwen Liu

By:	/s/ Tianwen Liu

ChinaAMC Capital Management Limited

By:	/s/ Haiyong Cheng
	Name:	Haiyong Cheng
	Title:	Authorized Signatory

Proposal Letter

Signature Page

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